UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL ELECTRIC COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.06 Par Value

(Title of Class of Securities)

369604103

(CUSIP Number of Class of Securities)

Brackett B. Denniston III, Esq.

Senior Vice President, General Counsel & Secretary

General Electric Company

3135 Eastern Turnpike

Fairfield, Connecticut 06828-0001

(203) 373-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Jaclyn L. Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$20,776,036,947.93	$2,092,146.92

(1)	This valuation assumes the exchange of up to 705,270,833 shares of common stock, par value $0.001 per share, of Synchrony Financial for shares of common stock, par value $0.06 per share, of General Electric Company. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $28.71, the average of the high and low sale prices of General Electric Company common stock on the New York Stock Exchange on October 16, 2015 and (ii) 723,651,583, the maximum number of shares of General Electric Company common stock to be exchanged in the exchange offer (based on the indicative exchange ratio of 0.9746 in effect following the close of trading on the New York Stock Exchange on October 16, 2015, the last trading day prior to commencement of the exchange offer).
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,092,146.92	Filing Party: Synchrony Financial
Form or Registration No.: Registration Statement on Form S-4 (No. 333-207479).	Date Filed: October 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by General Electric Company (“GE”), a New York corporation. This Schedule TO relates to the offer by GE to exchange up to 705,270,833 shares of common stock, par value $0.001 per share (“Synchrony common stock”), of Synchrony Financial (“Synchrony”), a Delaware corporation, for shares of common stock, par value $0.06 per share (“GE common stock”), of GE, upon the terms and subject to the conditions set forth in the Prospectus, dated October 19, 2015 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Synchrony has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-207479) (the “Registration Statement”) to register the shares of Synchrony common stock offered in exchange for shares of GE common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is General Electric Company. The principal executive offices of GE are located at 3135 Easton Turnpike, Fairfield, Connecticut 06828. Its telephone number at such office is (203) 373-2211. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of GE common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to GE common stock set forth under the heading “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(c) Trading Market and Price. Reference is made to the information relating to GE common stock set forth under the heading “Summary—Market Price and Dividend Information” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Synchrony” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer”, “The Transaction”, “The Exchange Offer”, “Potential Additional Dispositions of Synchrony Common Stock”, “Material U.S. Federal Income Tax Consequences” and “Comparison of Shareholder and Stockholder Rights” in the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of GE common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of GE who is a holder of shares of GE common stock may participate in the Exchange Offer on the same terms and conditions as all other GE shareholders. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Compensation”, “2014 Summary Compensation Table”, “Common Stock and Total Stock-Based Holdings Table”, “2014 Grants of Plan-Based Awards Table” and “Stock Ownership Information” in GE’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 10, 2015 and under the headings “Agreements Between GE and Synchrony and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Synchrony”, in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the heading “The Transaction—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of GE common stock acquired by GE in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c) Plans. Reference is made to the information under the headings “Management of Synchrony—Composition of Synchrony’s Board of Directors”, “Questions and Answers About the Exchange Offer—What are the main ways that the relationship between Synchrony and GE will change after the exchange offer is completed?” and “Regulation of Synchrony and GE” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer”, “The Exchange Offer” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management of Synchrony” in the Prospectus, which is incorporated herein by reference. Reference is made to the information set forth under the heading “Stock Ownership Information” in GE’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 10, 2015.

(b) Securities Transactions. Based on the information available to GE as of October 19, 2015, the following table sets forth the transactions in GE common stock by GE and directors and executive officers of GE in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Daniel C. Heintzelman	9-2-2015	15,000 shares of GE common stock	—	Automatic acquisition upon the lapse of a Restricted Stock Unit (“RSU”) grant

Daniel C. Heintzelman	9-2-2015	7,065 shares of GE common stock	$24.21	Automatic sale to satisfy tax withholding obligations upon RSU lapse

Jeffrey S. Bornstein	9-3-2015	10,000 shares of GE common stock	—	Automatic acquisition upon the lapse of an RSU grant

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Jeffrey S. Bornstein	9-3-2015	4,865 shares of GE common stock	$24.67	Automatic sale to satisfy tax withholding obligations upon RSU lapse

Daniel C. Heintzelman	9-3-2015	20,000 shares of GE common stock	—	Automatic acquisition upon the lapse of an RSU grant

Daniel C. Heintzelman	9-3-2015	9,420 shares of GE common stock	$24.67	Automatic sale to satisfy tax withholding obligations upon RSU lapse

Elizabeth J. Comstock	9-11-2015	134,000 options to purchase GE common stock	—	Grant of employee stock options (right to buy) at $24.95 per share of GE common stock under the GE 2007 Long-Term Incentive Plan

Elizabeth J. Comstock	9-11-2015	27,000 RSUs	—	Grant of RSUs under the GE 2007 Long-Term Incentive Plan

Susan P. Peters	9-11-2015	117,000 options to purchase GE common stock	—	Grant of employee stock options (right to buy) at $24.95 per share of GE common stock under the GE 2007 Long-Term Incentive Plan

Susan P. Peters	9-11-2015	24,000 RSUs	—	Grant of RSUs under the GE 2007 Long-Term Incentive Plan

Jan Hauser	9-11-2015	50,000 options to purchase GE common stock	—	Grant of employee stock options (right to buy) at $24.95 per share of GE common stock under the GE 2007 Long-Term Incentive Plan

William G. Beattie	10-1-2015	3,014 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

John J. Brennan	10-1-2015	3,768 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

James I. Cash	10-1-2015	1,658 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Marijn E. Dekkers	10-1-2015	1,658 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Francisco D’Souza	10-1-2015	2,763 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Susan J. Hockfield	10-1-2015	1,507 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Andrea Jung	10-1-2015	1,658 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Robert W. Lane	10-1-2015	1,809 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Rochelle B. Lazarus	10-1-2015	2,512 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

James J. Mulva	10-1-2015	2,763 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

James E. Rohr	10-1-2015	1,959 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Mary L. Schapiro	10-1-2015	2,532 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Robert J. Swieringa	10-1-2015	1,658 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

James S. Tisch	10-1-2015	2,512 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Douglas A. Warner, III	10-1-2015	1,809 deferred fee phantom stock units	$24.88	Quarterly grant of phantom stock units under the GE 2003 Non-Employee Director Compensation Plan

Daniel C. Heintzelman	10-1-2015	50,000 shares of GE common stock	—	Automatic acquisition upon the lapse of an RSU grant

Daniel C. Heintzelman	10-1-2015	23,550 shares of GE common stock	$25.05	Automatic sale to satisfy tax withholding obligations upon RSU lapse

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under the headings “Summary—Selected Historical Financial Data For GE and Synchrony” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12(a) and 12(b) in GE’s Annual Report on Form 10-K for the annual period ending December 31, 2014, as amended by the GE Current Reports on Form 8-K filed May 8, 2015 and August 7, 2015, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in GE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, are incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information for GE giving effect to the Exchange Offer and related events, has been included in the Prospectus. Reference is made to the information set forth under the heading “GE Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Prospectus, which is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “Summary” and “Regulation of Synchrony and GE” in the Prospectus, which is incorporated herein by reference.

(3) Reference is made to the information set forth under the headings “Summary” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Synchrony Financial’s Registration Statement on Form S-4 (Registration No. 333-207479), filed with the Securities and Exchange Commission on October 19, 2015 (the “Registration Statement”).

(a)(1)(ii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).

Exhibit Number	Description

(a)(4)(i)	Press Release by General Electric Company, dated October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on October 19, 2015).

(a)(4)(ii)	Prospectus, dated October 19, 2015 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Form of Notice to Participants in the GE Retirement Savings Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Brackett B. Denniston III
Name:	Brackett B. Denniston III
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Synchrony Financial’s Registration Statement on Form S-4 (Registration No. 333-207479), filed with the Securities and Exchange Commission on October 19, 2015 (the “Registration Statement”).

(a)(1)(ii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(4)(i)	Press Release by General Electric Company, dated October 19, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on October 19, 2015).

(a)(4)(ii)	Prospectus, dated October 19, 2015 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Form of Notice to Participants in the GE Retirement Savings Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).